SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, November 08, 2021 - Braskem S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest biopolymer producer in the world ("Braskem" or "Company") through its subsidiary Braskem Netherlands B.V., and Lummus Technology LLC, a worldwide leader in ethylene, petrochemical, energy transition and other process technologies (“Lummus”), executed a Memorandum of Understanding (“MoU”) to jointly license Braskem’s green ethylene technology – from ethanol to ethylene – to two projects in different regions of the world, displaying a global interest in the technology: (i) one project under development in North America; and (ii) the project under evaluation in Thailand, announced by the Company on September 9th, 2021, in case it is implemented. The final agreement of the project in Thailand is still subject to the respective competent governance body approvals.

In parallel, both companies are discussing a long-term agreement for Lummus to license Braskem’s green ethylene technology as a way to accelerate the use of renewable feedstocks by the chemical industry worldwide, and thus contribute to mitigate Climate Change through the capture of carbon from the atmosphere into plastics.

This initiative is aligned with several of Braskem’s sustainable development goals: (i) achieve carbon neutrality by 2050; (ii) diversify and expand the industrial footprint; (iii) reinforce the global leadership in biopolymers to meet clients’ needs; and (iv) further develop sustainable solutions in Circular Economy.

This MoU also reflects Lummus’ strategic business direction, through its subsidiary Green Circle, as a leader in commercializing and developing breakthrough solutions to address all the key pillars of the energy transition, including end-of-life waste plastics recycling, production of bio-derived sustainable chemicals and decarbonization strategies for existing and new assets.

Braskem is the global leader in biopolymer and has been producing I’m green™ bio-based Polyethylene for more than 10 years, using its green ethylene technology to convert ethanol from sustainably sourced sugarcane as a building block for its I’m green™ bio-based Polyethylene and green-EVA productions. Lummus is the global leader in developing process technologies that make modern life possible and focus on a more sustainable, low carbon future. Lummus is a master licensor of clean energy, petrochemical, refining, gas processing and renewable technologies, and a supplier of catalysts, proprietary equipment, digitalization and related lifecycle services to customers worldwide.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Notice to the Market may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact on the Company's business, financial condition and operating results. The words “foresee”, “believe”, “estimate”, “expect”, “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to diverse risks and uncertainties, many of which are beyond the control of the Company. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on several assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in such assumptions or factors,  on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company can cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM).